UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc's corporate partner Boston Scientific announces 12-month follow-up data from TAXUS II clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 31, 2003

        By:       /s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

March 30, 2003

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on March 30, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific, announced 12-month follow-up data from its TAXUS II clinical trial. Boston Scientific has acquired worldwide, co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:

David M. Hall, Chief Financial Officer
Telephone:    (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 31st day of March, 2003.

Angiotech Pharmaceuticals, Inc.

Per:

/s/ David Hall
DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 30, 2003

BOSTON SCIENTIFIC ANNOUNCES 12-MONTH FOLLOW-UP DATA FROM TAXUS II
CLINICAL TRIAL

- Low six-month MACE and TLR rates maintained at one year -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) corporate partner, Boston Scientific (“BSC”) today announced 12-month follow-up data from its TAXUS II clinical trial. The results supported safety, as demonstrated by rates of Major Adverse Cardiac Events (MACE), specifically rates of target lesion revascularization (TLR). The benefits reported at six months for patients who received a paclitaxel-eluting stent were maintained at 12 months – as evidenced by low MACE and TLR rates – when compared to patients who received a bare-metal stent. BSC made the announcement at the 52nd Annual Scientific Session of the American College of Cardiology in Chicago.

TAXUS II is a 536-patient, 15-country, randomized, double-blind, controlled study of the safety and efficacy of a TAXUS™ paclitaxel-eluting coronary stent, in which two sequential cohorts of patients with standard risk, de novo coronary artery lesions were treated with different dose formulations.

BSC stated that at six months, TAXUS II reported an in-stent binary restenosis rate of 2.3 percent and an in-segment binary restenosis rate of 5.5 percent for the slow-release formulation cohort. The moderate-release formulation cohort reported a six-month in-stent binary restenosis rate of 4.7 percent and an in-segment binary restenosis rate of 8.6 percent. The rates for the control group at six months were 19 percent for in-stent binary restenosis and 22 percent for in-segment binary restenosis. In-segment includes the stent plus 5mm on either end of the stent. Both cohorts demonstrated an absence of edge effect, as stated by BSC.

Slow-release cohort: The slow-release formulation cohort reported an 8.5 percent MACE rate at six months with a 4.6 percent TLR rate. At 12 months, TAXUS II reported a 10.9 percent MACE rate with a 4.7 percent TLR rate. There were no additional TLRs reported from the slow-release cohort at 12 months.

Moderate-release cohort: The moderate-release formulation cohort reported a 7.8 percent MACE rate at six months with a 3.1 percent TLR rate. At 12 months, it reported a 9.9 percent MACE rate with a 3.8 percent TLR rate. There was only one additional TLR reported from the moderate-release formulation cohort at 12 months.

Combined, the control group reported a 21.7 percent MACE rate and 14.4 percent TLR rate at 12 months. The MACE-free survival rate difference between the control group and the TAXUS group increased over time, favoring the TAXUS group.

More than 95 percent of the patients enrolled in TAXUS II were included in the 12-month follow-up. The anti-platelet drug Plavix® was given for six months after the study stent was implanted. The 12-month results demonstrate a maintained benefit in TAXUS patients six months after the discontinuation of anti-platelet therapy.

The TAXUS clinical program is a series of studies designed to collect data on BSC’s proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Prior studies have demonstrated promising results by dramatically reducing restenosis. Paclitaxel is a multi-functional microtubular inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis. The proprietary polymer on the stent allows for controlled delivery of paclitaxel.

BSC acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis. The TAXUS III trial, which studied the treatment of in-stent restenosis, confirmed safety and reported no thrombosis. The TAXUS IV trial is designed to assess the safety and efficacy of a slow-release formulation to support regulatory filings for U.S. product commercialization. BSC states that TAXUS IV has completed enrollment and nine-month follow-up is underway. The TAXUS V trial is an extension of TAXUS IV, and it is studying higher risk patients including those with smaller vessels as well as those with longer lesions requiring overlapping stents. TAXUS VI is studying patients with complex coronary artery disease and has completed enrollment. BSC has also initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch of its TAXUS™ paclitaxel-eluting stent system. A post-market registry (Milestone II) has recently begun, following the commercialization of the TAXUS™ product in Europe and other international markets. The TAXUS™ system is the subject of an Investigational Device Exemption and is not currently available for commercial distribution in the United States. The U.S. Food and Drug Administration recently granted the TAXUS™ system “expedited review” status. Granting of expedited review status means that the application is designated to receive priority review before other pending applications.

BSC launched the TAXUS™ product in Europe and other international markets in February. BSC plans to launch the product in the United States late this year.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors), ext. 6996

Cindy Yu (media), ext. 6901

(604) 221-7676